As filed with the Securities and Exchange Commission on May 17, 1999

                                                              File No . 70-09451
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                  --------------------------------------------

                               AMENDMENT NO. 3 TO
                       FORM U-1 APPLICATION OR DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                  --------------------------------------------


     Sierra Pacific Resources                         Nevada Power Company
          6100 Neil Road                            6226 West Sahara Avenue
       Reno, Nevada, 89511                          Las Vegas, Nevada 89146

               (Name of company or companies filing this statement
                   and address of principal executive offices)

                                      None

 (Name of top registered holding company parent of each applicant or declarant)


       Malyn K. Malquist                             Michael R. Niggli
Chairman of the Board, President           President and Chief Operating Officer
  and Chief Executive Officer                       Nevada Power Company
   Sierra Pacific Resources                        6226 West Sahara Avenue
       6100 Neil Road                              Las Vegas, Nevada 89146
     Reno, Nevada, 89511                               (702) 367-5000
       (702) 834-3600

                   (Name and addresses of agents for service)
                  --------------------------------------------
     The Commission is requested to send copies of all notices, orders and communications in connection with this Application to:

                         Clifford (Mike) M. Naeve, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                           1440 New York Avenue, N.W.
                             Washington, D.C. 20005

          Sierra Pacific Resources ("Sierra Pacific"), a public utility holding company incorporated in the State of Nevada, and Nevada Power Company ("Nevada Power"), a public utility incorporated in the State of Nevada (collectively, "Applicants"), hereby amend their Application or Declaration on Form U-1 in File No. 70-09451 as follows:

1.   By amending and restating the second paragraph in Item 1.A.1. as follows:

               "SPPC, the principal subsidiary of Sierra Pacific, is a public utility incorporated in the State of Nevada. SPPC provides electric service to approximately 287,000 retail customers in northern Nevada and northeastern California. SPPC also sells electric power at wholesale. In the Reno/Sparks area of northwestern Nevada, SPPC distributes natural gas at retail to approximately 101,000 customers and provides water service to about 65,000 customers. During 1997, 92% of SPPC's revenues were from retail sales of electricity, natural gas and water in Nevada, 6% from retail sales of electricity in California and 2% from wholesale sales of electricity in Nevada and California . SPPC's 1997 electric and gas operating revenues, which totaled $611 million, were comprised of its electric business ($540.3 million, or 88%) and its natural gas business ($70.7 million, or 12%). In addition SPPC's water business operative revenues were $46.5 million. As of December 31, 1997, SPPC's net utility plant in service was $ 1.4 billion. A map of SPPC's electric/gas service area is attached as Exhibit E-1."

2.   By amending and restating the sixth paragraph in Item 1.A.1. as follows:

               "SPPC is subject to regulation by the Nevada PUC and the California Public Utilities Commission ("California PUC") with respect to its rates for retail sales of electricity as well as terms of service, issuance of certain securities, siting of and necessity for generation and certain transmission facilities, accounting and other matters. The Nevada PUC also has jurisdiction with respect to SPPC's gas and water business. In addition, SPPC is subject to regulation by FERC under the Federal Power Act with respect to rates for the sale of electricity for resale, the terms and conditions for providing interstate electric transmission service, and other matters. SPPC also is subject to applicable federal and state environmental regulations."

3.   By amending and restating the eighth paragraph in Item 1.A.1. as follows:

               "1. Tuscarora Gas Pipeline Company was formed as a wholly-owned subsidiary in 1993 for the purpose of entering into a partnership (the Tuscarora Gas Transmission Company or, "TGTC") with a subsidiary of TransCanada, a non-affiliated Canadian natural gas transportation company, to develop, construct and operate a natural gas pipeline to serve an expanding gas market in Reno, northern Nevada and northeastern California. Sierra Pacific has an investment of approximately $15.5 million in this subsidiary. In 1995, TGTC completed construction and began service of its 229-mile pipeline extending from Malin, Oregon to Reno, Nevada. At Malin, Oregon, TGTC interconnects with Pacific Gas Transmission Company ("PGT"), a major interstate natural gas pipeline extending from Oregon to the U.S./Canadian border. The PGT system provides TGTC customers access to natural gas reserves in the Western Canadian Sedimentary basin, one of the largest natural gas reserve basins in North America. As an interstate pipeline, TGTC provides only transportation service. During 1997, SPPC and Sierra Pacific were the two largest customers of TGTC, contributing 92.2% and 6.3 % of TGTC's revenues, respectively. Malin, Oregon began taking service from TGTC during the later part of 1996. The Sierra Army Depot at Herlong, California began taking service from TGTC during the later part of 1997."

4.   By amending and restating the first paragraph in Item 1.A.2. as follows:

               "Nevada Power is a public utility, incorporated in the State of Nevada, that provides retail electric service predominantly to the more than 1.3 million residents of Clark County, Nevada, with limited service provided to the Federal Department of Energy (U.S. Government Test Site) in Nye County, Nevada. Both Clark County and Nye County are located in southern Nevada. Nevada Power also sells electric power at wholesale."

5.   By amending and restating the second paragraph in Item 1.A.2. as follows:

               "Nevada Power owns plants with generating capacity totaling 1,964 MW. Nevada Power purchases an additional 750 MW of generating capacity, including (i) 235 MW of Hoover Dam power purchased pursuant to a contract with the State of Nevada , (ii) 210 MW of power purchased pursuant to a contract with Nevada Sun-Peak Limited Partnership, an independent power producer, and (iii) 305 MW of power purchased pursuant to contracts with four qualifying facilities. In addition, Nevada Power has agreements with other suppliers to purchase 1,130 MW of firm capacity and associated energy. During 1997, the peak demand experienced by Nevada Power was 3,469 MW on August 7, 1997. Nevada Power served this demand, plus a reserve margin, with a combination of its 1,964 MW of owned generating capacity, 750 MW of purchased generating capacity and additional firm and short-term power purchases. To obtain additional firm capacity and associated energy to meet peak needs, Nevada Power utilizes a competitive bidding process and spot market purchases. During 1997, 67% of the energy generated by Nevada Power's plants came from coal-fired stations and 33% from natural gas-fired stations."

6. By amending and restating the paragraph describing Nevada Electric Investment Company, located under the heading "2. Subsidiaries generating no profits." in Item 1.A.2. as follows:

               "Nevada Electric Investment Company ("NEICO") - A Nevada corporation owned entirely by Nevada Power. In the past, NEICO has conducted energy-related business activities. It also owns two corporations that once were involved in mining activities (Genwal Coal Co. and Castle Valley Resources, Inc.), and another corporation that has never conducted business (Alkan Mining Company). All three of these corporations are listed below. NEICO was inactive for a period of years, and in recent months, has obtained ownership interests in three new limited liability companies involved in various energy-related activities. None of these three companies, listed below, have yet made a profit."

7. By amending and restating the description of Castle Valley Resources Inc., located under the heading "3. Subsidiaries no longer actively engaged in business activities." in Item 1.A.2. as follows:

               "Castle Valley Resources Inc. - A Nevada corporation owned entirely by NEICO. Inactive but kept in good standing. Previously, it was the sales arm of Genwal Coal Co."

8.   By amending and restating the fifth paragraph in Item 3.B.1.a. as follows:

               "Under a new Nevada law (Assembly Bill 366, codified at Nev. Rev. Stat. ss.ss. 704.961-990 (1997)), Nevada Power's and SPPC's retail electric service territories in Nevada will be opened to retail competition as early as December 31, 1999. FERC already has introduced competition into wholesale electric markets through its many orders authorizing market-based rates for wholesale power sales and a series of orders mandating non-discriminatory access to electric transmission facilities. The Transaction will facilitate both state and federal efforts to increase competition in electric markets because, as part of the merger, the Applicants have committed to the Nevada PUC to divest their generation assets and, subject to state resource planning approvals, invest the proceeds in the expansion of their transmission and distribution capacity. This expansion is important because there is limited import capability into the Nevada Power and SPPC service territories. Increasing the import capability will expand the number of suppliers that can compete to serve customers in the Nevada electricity market. The goal of generation divestiture is to balance market power mitigation while retaining the value of the underlying assets. The divestiture proposal is contingent upon consummation of the Transaction and receipt of necessary authorizations. The exact timing of the closing of the divestiture depends on the date that the Applicants obtain all of the necessary regulatory approvals, including FERC approval of rate schedules for the sale of power by the new owners of the divested generation units. The Applicants hope to complete the divestiture in the year 2000. Another pro-competitive benefit accompanying the merger is the Applicants' commitment to either join a regional transmission organization ("RTO") or form an independent "Transco" that would operate the Applicants' transmission facilities, within no more than three years."

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Applicants have duly caused this Application to be signed on their behalf by the undersigned thereunto duly authorized.


SIERRA PACIFIC RESOURCES / SIERRA PACIFIC POWER COMPANY:


By:     /s/ William E. Peterson                   Date:  5/17/99
        -----------------------                          -------

Title:  Senior Vice President, General Counsel and Corporate Secretary
        --------------------------------------------------------------

NEVADA POWER COMPANY:


By:     /s/ Richard L. Hinckley                   Date:  5/17/99
        -----------------------                          --------

Title:  Vice President, Secretary and General Counsel
        ---------------------------------------------